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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
ANORMED INC. (Name of Issuer)
Common Shares, no par value per share (Title of Class of Securities)
035910108 (CUSIP Number)
Peter Wirth Genzyme Corporation 500 Kendall Street Cambridge, Massachusetts 02142 (617) 252-7500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to:
Paul Kinsella Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000
October 17, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035910108                              SCHEDULE 13D                               Page 2 of 10

1.	Names of Reporting Persons. Genzyme Corporation I.R.S. Identification Nos. of above persons (entities only) 06-1047163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 9,516,500
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 9,516,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,516,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 035910108                              SCHEDULE 13D                               Page 3 of 10

1.	Names of Reporting Persons. Dematal Corp. I.R.S. Identification Nos. of above persons (entities only) 75-3220430

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Nova Scotia

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 9,516,500
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 9,516,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,516,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 035910108                              SCHEDULE 13D                               Page 4 of 10

ITEM 1.    SECURITY AND ISSUER.

        This Statement on Schedule 13D relates to the common shares, no par value per share (the "AnorMED Shares"), of AnorMED Inc. ("AnorMED"), a Canadian corporation. The principal executive offices of AnorMED are located at 200 - 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5.

ITEM 2.    IDENTITY AND BACKGROUND.

        This Statement is being jointly filed by Genzyme Corporation and Dematal Corp. (each, a "Reporting Person"). Set forth below is certain information with respect to each Reporting Person.

Genzyme Corporation

        Genzyme Corporation ("Genzyme"), a Massachusetts corporation, is a publicly-held, global biotechnology company focused on rare inherited disorders, kidney disease, cancer, transplant and immune diseases, orthopaedics and diagnostic testing. Genzyme's principal place of business and principal office is located at 500 Kendall Street, Cambridge, Massachusetts 02142.

        To the best of Genzyme's knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Genzyme:

(1)
name;

(2)
business address;

(3)
present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)
citizenship.

        During the last five years, neither Genzyme nor, to the best of Genzyme's knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dematal Corp.

        Dematal Corp. ("Dematal"), a Nova Scotia unlimited company, is a direct wholly-owned subsidiary of Genzyme and has not conducted any business other than in respect to a tender offer for all outstanding common shares of AnorMED, dated September 1, 2006. Dematal's principal place of business and principal office (registered office) is located at 1959 Upper Water Street, Suite 900, Halifax, Nova Scotia, Canada B3J 3N2.

CUSIP No. 035910108                              SCHEDULE 13D                               Page 5 of 10

        To the best of Dematal's knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Dematal:

(1)
name;

(2)
business address;

(3)
present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)
citizenship.

        During the last five years, neither Dematal nor, to the best of Dematal's knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On October 17, 2006, the Reporting Persons and AnorMED entered into a support agreement (the "Support Agreement") pursuant to which, among other things, the Reporting Persons agreed to amend their cash tender offer to acquire all outstanding AnorMED Shares (the "Offer") by increasing the purchase price per AnorMED Share from $8.55 to $13.50 and extending the expiry time of the Offer to 8:00 a.m. (Vancouver time) on November 6, 2006 (the "Expiry Time"), subject to further extension, and AnorMED agreed to recommend that its shareholders accept the Offer. Concurrent with the execution of the Support Agreement, the Reporting Persons entered into shareholder support agreements (the "Shareholder Support Agreements") with Kenneth Galbraith and several investment partnerships managed by Baker Brothers Advisors, L.L.C. and its affiliates (each a "Supporting Shareholder" and together, the "Supporting Shareholders"). The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

        The Reporting Persons estimate that, if Dematal acquires all of the AnorMED Shares (on a fully-diluted basis) pursuant to the Offer, the total cash amount required to purchase such shares and to cover estimated fees and expenses, estimated to be approximately U.S.$4 million in the aggregate, will be approximately U.S.$584 million. Genzyme or one of its affiliates will provide all funding required by Dematal in connection with the Offer from cash on hand.

        References to, and descriptions of, the Support Agreement and the Shareholder Support Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Support Agreement and the Shareholder Support Agreements included as Exhibit 2 and Exhibits 3 and 4, respectively, to this Schedule 13D, and which are incorporated herein in their entirety by this reference.

CUSIP No. 035910108                              SCHEDULE 13D                               Page 6 of 10

ITEM 4.    PURPOSE OF TRANSACTION.

        The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

        The purpose of entering into the Support Agreement and the Shareholder Support Agreements, and the purpose of the Offer, is to enable the Reporting Persons to acquire control of, and ultimately the entire equity interest in, AnorMED. The Offer is conditional upon, among other things, there being validly deposited to the Offer and not withdrawn at the Expiry Time such number of AnorMED Shares which constitutes at least 66 2/3% of the AnorMED Shares outstanding, calculated on a fully-diluted basis. Subject to applicable law, Dematal reserves the right to withdraw the Offer and to not take up and pay for any AnorMED Shares deposited in the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by Dematal at or prior to the Expiry Time. If the conditions of the Offer are satisfied or waived and Dematal takes up and pays for the AnorMED Shares validly deposited under the Offer, Dematal intends to acquire any AnorMED Shares not deposited under the Offer through a compulsory acquisition under Section 206 of the Canadian Business Corporations Act, if available, or to propose a subsequent acquisition transaction, in each case for cash consideration per AnorMED Share equal in value to the consideration paid by Dematal per AnorMED Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of AnorMED Shares acquired pursuant to the Offer. Although Dematal intends to propose such a transaction generally on the terms described herein, it is possible that, as a result of delays in Dematal's ability to effect such a transaction, information subsequently obtained by Dematal, changes in general economic or market conditions or in the business of AnorMED, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Dematal reserves the right not to propose such a transaction, or to propose a subsequent acquisition transaction on terms other than as described herein.

        AnorMED has agreed that, immediately following the acquisition pursuant to the Offer by Dematal of at least a majority of the outstanding AnorMED Shares and from time to time thereafter, it will cooperate with Dematal and upon request will use its reasonable efforts to secure the resignations of such number of AnorMED directors as may be required to enable Dematal's designees to be elected or appointed to the AnorMED board of directors and expand the size of AnorMED's board of directors.

CUSIP No. 035910108                              SCHEDULE 13D                               Page 7 of 10

        Pursuant to the Support Agreement, AnorMED has agreed that, during the period from the date of the Support Agreement until the Support Agreement is terminated by its terms, unless Dematal shall otherwise agree in writing, and except as otherwise expressly permitted or specifically contemplated by the Support Agreement, (a) AnorMED will conduct business in the ordinary course and consistent with past practice and in compliance with applicable laws; and (b) AnorMED will not do or permit to occur actions relating to (i) the amendment of AnorMED's governing documents; (ii) the declaration, payment or setting aside of any dividend or other distribution of any kind in respect of AnorMED securities; (iii) the issuance, sale or pledge of AnorMED securities other than AnorMED Shares issuable upon the exercise of the options of AnorMED outstanding on the date of the Support Agreement; (iv) the redemption or acquisition of AnorMED securities; (v) the split, combination or reclassification of the AnorMED Shares; (vi) the liquidation, dissolution, merger, consolidation or reorganization of AnorMED; (vii) the reduction of AnorMED's stated capital; (viii) the reorganization, amalgamation or merger of AnorMED with another person; (ix) the sale, pledge, lease, disposition or encumbrance of assets over a certain value outside of the ordinary course; (x) certain acquisitions of or investments in another person or division thereof, certain contributions of capital to and certain property transfers to or from another person or division; (xi) the incurrence of debt or liabilities or the making of loans or advances outside the ordinary course of business; (xii) capital expenditures outside the ordinary course of business and over a certain value; (xiii) the discharge of material claims, liabilities or obligations outside the ordinary course of business; (xiv) the relinquishment of material rights or material change to material contracts or material permits; (xv) the entering into of certain contracts; (xvi) the commencement or settlement of certain litigation or claims; and (xvii) the authorization or proposal of any of the foregoing. Notwithstanding the foregoing from time to time after November 6, 2006, AnorMED may issue debt or equity securities to raise money for its working capital needs and enter into agreements in connection therewith, provided that the amount of such financing does not exceed (i) U.S.$15 million in the aggregate for any financing or financings completed prior to November 15, 2006, or (ii) U.S.$30 million in the aggregate, and provided further that any such capital raising transaction or transactions are on an arm's length basis with the majority of the funds provided by an unaffiliated third party.

        Following the completion of the Offer, Genzyme intends to conduct a review of AnorMED's operations and business strategy with a view to determining how best to combine AnorMED's operations with those of Genzyme in order to streamline the commercialization of AnorMED's product candidate, Mozobil, and optimize operational effectiveness. The Mozobil clinical, regulatory and commercial programs will be incorporated into the Genzyme transplant business unit.

        Genzyme also plans to assess the various opportunities and risks associated with AnorMED's ongoing research and development efforts such as its HIV program and the other chemokine receptor-based oncology and cell therapy applications. Following a detailed assessment of the potential value of these programs, Genzyme will determine whether additional investment or dedication of resources is warranted.

        If permitted by applicable law, subsequent to the completion of the Offer and a compulsory acquisition or any subsequent acquisition transaction, if necessary, Dematal intends to delist the AnorMED Shares from the TSX and Nasdaq Global Market and cause AnorMED to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer. Dematal also intends to seek to cause AnorMED to apply for termination of registration of the AnorMED Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon after the completion of the Offer as the requirements for such termination are met.

CUSIP No. 035910108                              SCHEDULE 13D                               Page 8 of 10

        Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any present plans, arrangements or understandings that relate to or would result in:

(a)
The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)
An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)
A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)
Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)
Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)
Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)
A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)
Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

        As of the date hereof, the Reporting Persons own no AnorMED Shares. For purposes of Rule 13d-3 under the Exchange Act, however, as a result of entering into the Shareholder Support Agreements, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 9,516,500 AnorMED Shares (representing approximately 22.5% of AnorMED Shares outstanding as of October 17, 2006). The Reporting Persons and the other persons listed on Schedule I hereto, however, disclaim beneficial ownership of such AnorMED Shares, and this statement shall not be construed as an admission the Reporting Persons or those listed on Schedule I hereto is the beneficial owner for any purpose of the AnorMED Shares covered by this 13D disclosure.

        (a)    As of the date hereof, pursuant to the Shareholder Support Agreements, the Reporting Persons may beneficially own an aggregate of 9,516,500 AnorMED Shares (representing approximately 22.5% of AnorMED Shares outstanding as of October 17, 2006). The 9,516,500 AnorMED Shares the Reporting Persons may beneficially own consist of 9,411,500 outstanding AnorMED Shares held by several investment partnerships managed by Baker Brothers Advisors, L.L.C. and its affiliates and 105,000 options to purchase AnorMED Shares held by Kenneth Galbraith which are exercisable as of the date hereof.

CUSIP No. 035910108                              SCHEDULE 13D                               Page 9 of 10

        Except as set forth in this Schedule 13D, to the best of Genzyme's knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto owns any AnorMED Shares. Except as set forth in this Schedule 13D, to the best of Dematal's knowledge as of the date hereof, neither Dematal nor any of its directors and executive officers named in Schedule I hereto owns any AnorMED Shares.

        (b)    Prior to October 17, 2006, none of the Reporting Persons owned or was the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any AnorMED Shares. Upon execution of the Shareholder Support Agreements, the Reporting Persons may be deemed to have acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act) of the AnorMED Shares, because pursuant to the Shareholder Support Agreements, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 9,516,500 AnorMED Shares (representing approximately 22.5% of AnorMED Shares outstanding as of October 17, 2006). Upon the consummation of the Offer, the Reporting Persons would have sole voting and investment power over such AnorMED Shares.

        (c)    Except for the transactions described herein, to the best of Genzyme's knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in AnorMED Shares during the past 60 days. Except for the transactions described herein, to the best of Dematal's knowledge as of the date hereof, neither Dematal nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in AnorMED Shares during the past 60 days.

        (d)    Other than the Supporting Shareholders identified in Item 3 and in the Shareholder Support Agreements included as Exhibits 3 and 4 to this Schedule 13D and incorporated herein by reference, to the best of Genzyme's knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any AnorMED Shares beneficially owned by Genzyme. To the best of Dematal's knowledge as of the date hereof, neither Dematal nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any AnorMED Shares beneficially owned by Dematal.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

        As described in Item 3, on October 17, 2006, the Reporting Persons entered into the Shareholder Support Agreements with the Supporting Shareholders. As of October 17, 2006, the Supporting Shareholders owned an aggregate of 9,411,500 AnorMED Shares and held options to purchase an additional 130,000 AnorMED Shares, 105,000 of which are subject to the terms and conditions of the Shareholder Support Agreements (the "Supporting Shareholders' Shares").

CUSIP No. 035910108                              SCHEDULE 13D                               Page 10 of 10

        Pursuant to the Shareholder Support Agreements, the Reporting Persons agreed to amend the Offer by increasing the purchase price per AnorMED Share from $8.55 to $13.50 and extending the Offer to the Expiry Time, subject to further extension. Under the Shareholder Support Agreements, the Supporting Shareholders severally agreed to (a) validly tender the Supporting Shareholders' Shares in acceptance of the Offer and (b) not withdraw the Supporting Shareholders' Shares from the Offer. Additionally, each Supporting Shareholder, acting solely in its capacity as a Supporting Shareholder and not as a director of AnorMED or in any other capacity, severally agreed, among other things, (i) not to vote or cause to be voted any of its Supporting Shareholders' Shares in respect of any proposed action by AnorMED or its shareholders, affiliates or any other person which would reasonably be regarded as likely to prevent or delay the successful completion of the Offer; (ii) not to option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any of its Supporting Shareholders' Shares (or any right or interest therein (legal or equitable)) to any person or group or agree to do any of the foregoing; (iii) not to grant any proxy, power of attorney or other right to vote its Supporting Shareholders' Shares, nor enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders nor give consents or approval of any kind with respect to any of its Supporting Shareholders' Shares.

        References to, and descriptions of, the Support Agreement and the Shareholder Support Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Support Agreement and the Shareholder Support Agreements included as Exhibits 2, 3 and 4, respectively, to this Schedule 13D and which are incorporated herein in their entirety by this reference. To the best of Genzyme and Dematal's knowledge, except as described in this Schedule 13D, there are currently no contracts, arrangements, understandings or relationships with the individuals named in Schedule I, and between any such person or any person, with respect to any securities of AnorMED.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement, between Genzyme Corporation and Dematal Corp., dated October 27, 2006.
2	Support Agreement, between AnorMED Inc., Genzyme Corporation and Dematal Corp., dated October 17, 2006.
3	Shareholder Support Agreement, between Genzyme Corporation, Dematal Corp. and the persons named on Schedule 4.1(b) thereto, dated October 17, 2006.
4	Shareholder Support Agreement, between Genzyme Corporation, Dematal Corp. and Kenneth H. Galbraith, dated October 17, 2006.

SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 27, 2006

GENZYME CORPORATION
By:	/s/ PETER WIRTH
	Name:	Peter Wirth
	Title:	Chief Legal Officer and Executive Vice President, Legal and Corporate Development
DEMATAL CORP.
By:	/s/ PETER WIRTH
	Name:	Peter Wirth
	Title:	Secretary and Director

SCHEDULE 1
DIRECTORS AND EXECUTIVE OFFICERS OF GENZYME CORPORATION

        Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Genzyme. Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Genzyme Corporation, 500 Kendall Street, Cambridge, MA 02142.

Directors

    Henri A. Termeer
    Chairman of the Board, President and Chief Executive Officer
    Genzyme Corporation

    Douglas A. Berthiaume
    President and Chief Executive Officer
    Waters Corporation (high technology manufacturer of high performance liquid chromatography instrumentation and consumables, and thermal analysis and mass spectrometry products used for analysis and purification)
    34 Maple Street
    Milford, Massachusetts 01757

    Henry E. Blair
    Chairman of the Board and Chief Executive Officer
    Dyax Corp. (develops and commercializes new products for the pharmaceutical and biopharmaceutical industries)
    300 Technology Square
    Cambridge, Massachusetts 02139

    Gail Koziara Boudreaux
    Executive Vice President
    Health Care Service Corporation
    300 East Randolph Street
    Chicago, Illinois 60601

    Robert J. Carpenter
    Executive Chairman of the Board
    Peptimmune, Inc.
    64 Sidney Street
    Cambridge, Massachusetts 02139

    Charles L. Cooney
    Professor of Chemical and Biochemical Engineering
    Massachusetts Institute of Technology
    Room 56-469B
    77 Massachusetts Avenue
    Cambridge, Massachusetts 02139

    Victor J. Dzau
    Chancellor for Health Affairs and President and Chief Executive Officer
    Duke University Medical Center and Health System
    106 Davidson Building
    Durham, North Carolina 27710

    Senator Connie Mack III
    Senior Policy Advisor and Co-Chairman of the Government Relations Practice Group
    King & Spalding LLP
    1700 Pennsylvania Avenue, NW, Suite 200
    Washington, DC 20006

    Richard F. Syron
    Chairman and Chief Executive Officer
    Federal Home Loan Mortgage Corporation
    8200 Jones Branch Drive
    McLean, Virginia 22102

Executive Officers

    Henri A. Termeer
    Chairman of the Board, President and Chief Executive Officer
    (See Above)

    Earl M. Collier, Jr.
    Executive Vice President, Cardiovascular and Oncology

    Zoltan A. Csimma
    Chief Human Resources Officer; Senior Vice President

    Georges Gemayel, Ph.D.
    Executive Vice President, Therapeutics

    Richard A. Moscicki, M.D.
    Chief Medical Officer; Senior Vice President, Clinical, Medical and Regulatory Affairs

    Alan E. Smith, Ph.D.
    Chief Scientific Officer; Senior Vice President, Research

    Sandford D. Smith
    Executive Vice President; President, International Group

    Peter Wirth
    Chief Legal Officer; Executive Vice President, Legal and Corporate Development; Secretary

    Michael S. Wyzga
    Chief Financial and Accounting Officer; Executive Vice President, Finance

DIRECTORS AND EXECUTIVE OFFICERS OF DEMATAL CORP.

        Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Dematal. Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Genzyme Corporation, 500 Kendall Street, Cambridge, MA 02142.

Directors

    Peter Wirth

      See above, under "Directors and Executive Officers of Genzyme Corporation"

    Georges Gemayel

      See above, under "Directors and Executive Officers of Genzyme Corporation"

Executive Officers

    Henri A. Termeer, President and Chief Executive Officer

      See above, under "Directors and Executive Officers of Genzyme Corporation"

    Georges Gemayel, Vice President

      See above, under "Directors and Executive Officers of Genzyme Corporation"

    Michael S. Wyzga, Chief Financial Officer

      See above, under "Directors and Executive Officers of Genzyme Corporation"

    Peter Wirth, Secretary

      See above, under "Directors and Executive Officers of Genzyme Corporation"

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SIGNATURES
SCHEDULE 1 DIRECTORS AND EXECUTIVE OFFICERS OF GENZYME CORPORATION
DIRECTORS AND EXECUTIVE OFFICERS OF DEMATAL CORP.